                                                                    Exhibit 99.1

                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aezsinc.com

                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS ANNOUNCES RESULTS FROM TWO PHASE 3 STUDIES WITH CETRORELIX IN BENIGN PROSTATIC HYPERPLASIA

QUEBEC CITY, CANADA, AUGUST 17, 2009 - AEterna Zentaris Inc. (NASDAQ: AEZS; TSX:
AEZ) (the "Company"), a global biopharmaceutical company focused on endocrine therapy and oncology, today reported Phase 3 results for its North American efficacy trial Z-033 and the safety trial Z-041 in benign prostatic hyperplasia
(BPH), with its lead endocrinology compound for urology, cetrorelix pamoate. As announced on March 6, 2009, sanofi-aventis U.S. LLC entered into an agreement with AEterna Zentaris for the development, registration and marketing of cetrorelix in BPH for the U.S. market.

STUDY Z-033

The first multi-center efficacy trial Z-033 was conducted in 53 sites in the United States and Canada, with 8 additional sites in Europe. The study involved 667 patients under the supervision of lead investigator, Herbert Lepor, M.D., Professor and Chairman, Department of Urology, at NYU School of Medicine, New York. Patients entered a 1- to 4-week screening period to confirm severity and stability of voiding symptoms based on the International Prostate Symptom Score
(IPSS). Patients were then randomly allocated to cetrorelix or placebo in a double-blind fashion. Patients were administered cetrorelix by intra-muscular
(IM) injection at Week 0, 2, 26 and 28 (for treatment Arm A, those in Arm B received IM injection at week 0, 2 and 26 followed by placebo at Week 28). Patients in treatment Arm C received placebo injections at Week 0, 2, 26 and 28. All patients were followed up to Week 52.

The study Z-033 demonstrated no clear differences in overall efficacy with all 3 groups showing an improvement in IPSS of approximately 4 points that was maintained throughout the 52 weeks. There was a slight advantage in favor of the main active treatment arm (Arm A) up to Week 46 of the follow-up, which was no longer demonstrated at Week 52. These differences did not achieve statistical significance. Furthermore, a favorable trend on the IPSS, as compared to placebo, was seen in a sub-group of patients with large prostate glands [greater than 50 cm3] on entry to the study.

Tolerability of cetrorelix in study Z-033 was very good, as evidenced by the absence of major differences to placebo with regard to both clinical adverse events or changes in laboratory parameters. The most frequently reported adverse experiences included hot flushes,

                                                         [AETERNA ZENTARIS LOGO]

nasopharyngitis, injection site pain, and headache, which is what was seen in the safety study Z-041. In particular, the incidence of hot flushes was lower than was seen in study Z-041 (see below), and they were also reported by patients randomized to placebo.

STUDY Z-041

In the safety study Z-041, all patients received cetrorelix by intra-muscular
(IM) injection at Weeks 0 and 2, and were followed up to Week 26. The primary endpoint was the incidence of possibly drug-related adverse events; efficacy parameters were evaluated as secondary endpoints. The study was conducted in 68 sites in the United States and Canada.

Cetrorelix was generally well tolerated. Adverse events were mostly mild and transient in intensity. Serious adverse events occurred in 12 patients, but none of these was assessed as possibly drug-related. The most frequently reported adverse experiences included hot flushes, nasopharyngitis, injections site pain, and headache. Hot flushes were reported by 49 patients and were mild and of short duration in the majority of patients. Only one patient experienced a severe episode. A questionnaire was used to assess the local tolerance of the IM injection and affirmed the acceptability of this route of administration.

Efficacy was assessed using the IPSS which showed an improvement from a mean score of 21.2 at baseline to 15.6 at Week 26. In 63% of the patients, the improvement was by at least 3 points. Notably, the 46% of patients who had received previous treatment for BPH showed an important mean improvement of 5 points, which is only slightly less than the 6 point improvement seen in treatment-naive patients. Maximum uroflow improved by 25%, from 10.3 to 12.5 ml/sec, and also the mean uroflow showed similar improvement.

Juergen Engel, Ph.D., AEterna Zentaris President and CEO stated, "Although the data received for the open-label safety study Z-041 with a nearly 6 point reduction in IPSS are in line with what we had observed in our Phase 2 program, we are disappointed by the failure to achieve the primary endpoint in the efficacy study Z-033. We remain committed to the ongoing Phase 3 program with cetrorelix in BPH and are working towards receiving the results of the second pivotal efficacy study Z-036 in November."

Herbert Lepor, M.D., Professor and Chairman, Department of Urology, at NYU School of Medicine, New York and Lead Investigator of the Z-033 trial added, "These findings are unexpected in light of the previous Phase 2 experience. Those data and the strength of the safety data available to date had given us confidence in this potential new treatment for BPH. It is now important to await results of the other placebo-controlled efficacy study Z-036."

CONFERENCE CALL

The Company will host a conference call and webcast to discuss these results later today, Monday, August 17, 2009 at 10:00 a.m., Eastern Time.

                                                         [AETERNA ZENTARIS LOGO]

Participants may access the live webcast via the Company's website at www.aezsinc.com in the "Investors" section, or by telephone using the following numbers: (outside Canada): 800-588-4942. (Canada): 416-644-3426 or 514-807-8791.
A replay of the webcast will also be available on the Company's website for a period of 30 days.

ABOUT THE PHASE 3 PROGRAM WITH CETRORELIX IN BPH

Cetrorelix pamoate is currently in three Phase 3 trials involving more than 1,600 patients with symptomatic BPH in Canada, the United States and Europe.

The first Phase 3 efficacy trial Z-033, titled, "CETRORELIX PAMOATE INTERMITTENT IM DOSAGE REGIMENS IN PATIENTS WITH SYMPTOMATIC BPH: A 1-YEAR PLACEBO-CONTROLLED EFFICACY STUDY AND LONG-TERM SAFETY ASSESSMENT", involved 667 patients mostly in North America and assessed an intermittent dosage regimen of cetrorelix as treatment for BPH-related signs and symptoms.

As announced recently, patients completing the 52 week double-blind study are then allowed to continue into an open-label extension of this study, sponsored by sanofi-aventis, where patients receive the same dosing regimen of cetrorelix by IM injection at Week 52, 54, 78 and 80, and are followed up to Week 90. Patients entering this extension study will be followed-up for safety, IPSS and quality of life, thus providing follow-up data on cetrorelix for up to 5 years.

The second multi-center Phase 3 efficacy study Z-036 for which patient recruitment was completed in October 2008, involves 420 patients, mainly in Europe. Patients in this randomized placebo-controlled study with open-label extension conducted under the supervision of lead investigator, Prof. Frans M.J. Debruyne, M.D., of the Andros Mannenkliniek, Arnhem, The Netherlands, receive cetrorelix according to similar dosing regimens used in the first efficacy study Z-033.

The primary endpoint for both North American and European efficacy studies is absolute change in IPSS between baseline and Week 52. Other efficacy endpoints include additional measures of BPH symptom progression and the need for BPH-related surgery. Safety endpoints include changes in sexual function. Other important endpoints include plasma changes in levels of testosterone, and assessment of other adverse events.

The third trial of the program is the safety study Z-041 titled, "CETRORELIX PAMOATE IN PATIENTS WITH SYMPTOMATIC BPH: AN OPEN-LABELED SAFETY AND EFFICACY ASSESSMENT STUDY". It is a multi-center, open-label, single-armed study involving 528 patients in North America. The lead investigator was Joel Kaufman, M.D., Associate Clinical Professor in Urology at University of Colorado School of Medicine in Denver, Colorado and at Urology Research Options in Aurora, Colorado.

Results of the second efficacy trial Z-036 are scheduled to be disclosed during the fourth quarter of this year.

                                                         [AETERNA ZENTARIS LOGO]

ABOUT CETRORELIX

Cetrorelix pamoate is an investigational agent that has shown in Phase 2 studies to provide fast and long lasting relief of BPH symptoms and was well tolerated, with a low incidence of sexual side effects. Cetrorelix is part of AEterna Zentaris' luteinizing hormone-releasing hormone (LHRH) antagonist therapeutic approach. This peptide-based active substance was developed by the Company in cooperation with Nobel Prize winner Prof. Andrew Schally, currently of the U.S. Veterans Administration in Miami.

Cetrorelix acetate is marketed under the brand name Cetrotide(R), the first LHRH antagonist approved for therapeutic use as part of IN VITRO fertilization programs (controlled ovulation stimulation/assisted reproductive technologies) in Europe, the USA and Japan. It was launched on the market through Serono (now Merck Serono) in the U.S., Europe and in several other countries, as well as in Japan through Shionogi.

ABOUT BENIGN PROSTATIC HYPERPLASIA

Benign prostatic hyperplasia (BPH) is one of the most common diseases of aging men - affecting more than 20 million men in the United States - but its etiology is far from being completely understood. Data from ongoing research suggest BPH and lower urinary tract symptoms (LUTS) are more complex conditions than once thought. While previous research on BPH etiology tended to focus on testosterone and other hormones, more recent research suggests other factors - including inflammation, various growth factors, and adrenoreceptors - actually may play a greater role in the development of BPH and LUTS.

BPH is associated with LUTS, including: frequent urination, a sudden, uncontrollable urge to urinate, waking at night to urinate (nocturia), difficulty starting a urine stream (hesitancy and straining), decreased strength of the urine stream (weak flow), feeling that the bladder is not completely empty, an urge to urinate again soon after urinating and pain during urination (dysuria). Currently available therapies may improve symptoms to some degree, but often come with sexual and other side effects.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aezsinc.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to

                                                         [AETERNA ZENTARIS LOGO]

the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are required by a governmental authority or applicable law.


INVESTOR RELATIONS
Ginette Vallieres
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com

MEDIA RELATIONS
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

                                      -30-